FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____





Contact:	**Elana Holzman**	Teva Pharmaceutical Industries Ltd.	972 (3) 926-7554
	Kevin Mannix	Teva North America	(215) 591-8912
	Sven Andréasson, President & CEO	Active Biotech	+46 46 19 20 49

For Immediate Release

TEVA ENROLLS PATIENTS FOR A SECOND LARGE GLOBAL PHASE III TRIAL OF ORAL LAQUINIMOD

The BRAVO trial, together with the ongoing ALLEGRO trial will investigate oral laquinimod in more than 2,000 RRMS patients worldwide

Jerusalem, Israel and Lund, Sweden, July 16, 2008 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) and Active Biotech AB (OMX NORDIC: ACTI) announced today that patients are being enrolled for the BRAVO Phase III pivotal trial. BRAVO is a global, 24-month, double-blind study designed to evaluate the efficacy, safety and tolerability of the oral compound laquinimod versus placebo, and to provide risk-benefit data for laquinimod versus a currently available injectable treatment, Avonex®. The BRAVO trial, which was initiated in April this year, aims to enroll approximately 1,200 patients with relapsing-remitting multiple sclerosis (RRMS). A second global Phase III trial of laquinimod including 1,000 patients, ALLEGRO, is also ongoing and recruiting patients globally.

"All currently approved multiple sclerosis (MS) treatments are administered via injection or infusion. The ability to provide a safe and effective oral treatment option would be a significant advancement for the treatment of MS," said Dr. Timothy Vollmer, Medical Director, Rocky Mountain MS Center, Denver, Colorado, and principal investigator of the BRAVO study. "Additionally, the mode of action for laquinimod is unlike any other MS compound, existing or experimental. We are hopeful that this research will expand our abilities to combat the disease through novel targeting."

Data recently published in *The Lancet*[*] demonstrated that oral dose of laquinimod significantly reduced the median magnetic resonance imaging (MRI) disease activity by 60

---

[*] Lancet 2008;371:2085-92

3

percent, compared to placebo and was well tolerated in RRMS patients. The majority of patients from the study are still receiving treatment with laquinimod in an open-label extension trial.

The safety profiles of oral therapies are of increasing interest to the MS community; We are hopeful that laquinimod will be both efficacious and safe thus providing patients with an optimal risk-benefit profile," said Dr. Per Soelberg Sorensen, Danish Multiple Sclerosis Research Center, Department of Neurology, Copenhagen University Hospital, and principal investigator of the BRAVO study.

About Multiple Sclerosis
Multiple Sclerosis (MS) is the leading cause of neurological disability in young adults. It is estimated that over four hundred thousand people in the United States are affected by the disease and that two million people may be affected worldwide. MS is a progressive, demyelinating disease of the central nervous system affecting the brain, spinal cord and optic nerves. Demyelination is the destructive breakdown of the fatty tissue that protects nerve endings.

About BRAVO
BRAVO (benefit-risk assessment of Avonex® and laquinimod) is a pivotal, multinational, multi-center, randomized, double-blind, parallel-group, placebo-controlled study designed to compare the safety and efficacy of laquinimod with placebo and to provide risk-benefit data for laquinimod versus a currently available injectable treatment, Avonex®. The enrollment goal is approximately 1,200 patients with RRMS. The globally conducted study will include centers in the United States, Europe, and Israel. To learn more about BRAVO visit www.TevaClinicalTrials.com or call 1-800-840-5601.

About ALLEGRO
ALLEGRO is a pivotal, global, 24/30-month, double-blind, Phase III study designed to evaluate the efficacy, safety and tolerability of laquinimod versus placebo in the treatment of relapsing-remitting multiple sclerosis (RRMS). The Allegro trial aims to enroll approximately 1,000 patients with RRMS. The globally conducted study will include centers in the United States as well as centers throughout Canada, Europe, and Israel. To learn more about Allegro, visit www.TevaClinicalTrials.com or call +1 866 550 0614.

About Laquinimod
Laquinimod is a novel once-daily, orally administered immunomodulatory compound that is being developed as a disease-modifying treatment for RRMS. Active Biotech developed laquinimod and licensed it to Teva Pharmaceutical Industries, Ltd. in June 2004. A Phase IIb study in 306 patients was recently published in *The Lancet* and demonstrated that an oral 0.6 mg dose of laquinimod, administered daily, significantly reduced MRI disease activity by a median of 60 percent versus placebo in RRMS patients. Laquinimod also showed consistent and robust effect on all secondary MRI endpoints. In addition, the study showed a favorable trend toward reducing annual relapse rates and the number of relapse-free patients compared with placebo. Treatment was well tolerated, with only some transient and dose-dependent increases in liver enzymes reported. Over 460 MS patients have received laquinimod in various Phase I-II clinical trials.

In addition to the efficacy that laquinimod has shown in Phase II RRMS clinical trials, laquinimod has demonstrated potent therapeutic efficacy in preclinical models of other autoimmune diseases such as rheumatoid arthritis, insulin-dependent diabetes mellitus, Guillain Barré Syndrome, lupus and Inflammatory Bowel Disease. The broad profile of efficacy in animal models of inflammatory diseases suggests that laquinimod affects a pivotal pathway of inflammation and autoimmunity. Teva expects to initiate the clinical development of laquinimod for Crohn's disease and Lupus Nephritis in the near future.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe. Please visit www.tevapharm.com for more information on Teva Phermaceutical Industries Ltd.

About Active Biotech

Active Biotech AB (OMX NORDIC: ACTI), headquartered in Sweden, is a biotechnology company with R&D focus on autoimmune/inflammatory diseases and cancer. Projects in pivotal phase are laquinimod, an orally administered small molecule with unique immunomodulatory properties for the treatment of multiple sclerosis, as well as ANYARA for use in cancer targeted therapy, primarily renal cancer. Further key projects in clinical development comprise the three orally administered compounds TASQ for prostate cancer, 57-57 for SLE and RhuDex® for RA. Please visit www.activebiotech.com for more information



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Eyal Desheh
                                        Name: Eyal Desheh
                                        Title: Chief Financial Officer

Date: July 16, 2008